SEC 1745	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . .14.9

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Neose Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

640522108

(CUSIP Number)

June 30, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Eastbourne Capital Management, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) __X__

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 2,371,700
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,371,700

9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,371,700

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 16.6

12. Type of Reporting Person (See Instructions)

___IA___

___OO___

________

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Richard Jon Barry

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) __X__

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power _____
6. Shared Voting Power 2,371,700
7. Sole Dispositive Power _____
8. Shared Dispositive Power 2,371,700

9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,371,700

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 16.6

12. Type of Reporting Person (See Instructions)

___IN___

___HC___

________

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Black Bear Offshore Master Fund Limited

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) __X__

3. SEC Use Only

4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power _____
6. Shared Voting Power 1,540,800
7. Sole Dispositive Power _____
8. Shared Dispositive Power 1,540,800

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,800

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 10.8

12. Type of Reporting Person (See Instructions)

___CO___

________

________

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Black Bear Fund I, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) __X__

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 744,700
7. Sole Dispositive Power 0
8. Shared Dispositive Power 744,700

9. Aggregate Amount Beneficially Owned by Each Reporting Person 744,700

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 5.2

12. Type of Reporting Person (See Instructions)

___PN___

________

________

Item 1.

(a) Name of Issuer

Neose Technologies, Inc.

(b) Address of Issuer's Principal Executive Offices

102 Witmer Road, Horsham, PA 19044

Item 2.

    The names of the persons filing this statement are:

    Eastbourne Capital Management, L.L.C. ("Eastbourne"), Richard Jon Barry, Black Bear Offshore Master Fund Limited ("Black Bear Offshore") and Black Bear Fund I, L.P. ("Black Bear" and collectively, the "Filers").

(b) The principal business office of Eastbourne, Mr. Barry and Black Bear is located at 1101 Fifth Avenue, Suite 160, San Rafael, CA 94901. The principal business office of Black Bear Offshore is located at c/o CITCO Fund Services (Cayman Islands) Limited Corporate Centre, West Bay Road, P.O. Box 31106-SMB, Grand Cayman, Cayman Islands.

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) This statement relates to shares of common stock of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: 640522108

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ X ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E). One of the Filers, Eastbourne, is a registered investment adviser and is filing pursuant to Rule 13d-1(b).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ X ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Eastbourne is a registered investment adviser whose clients, including Black Bear and Black Bear Offshore, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock other than the holdings of Black Bear and Black Bear Offshore are more than five percent of the outstanding Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Eastbourne is a registered investment adviser. Mr. Barry is the controlling member of Eastbourne. Eastbourne and Mr. Barry comprise a group, but they disclaim membership in a group with any other person or persons. Black Bear and Black Bear Offshore are filing this report jointly with the other Filers, but not as a member of a group, and each expressly disclaims membership in a group. All of the Filers disclaim beneficial ownership of the Stock except to the extent of their pecuniary interest therein.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2002

Eastbourne Capital Management, L.L.C. By: Eric M. Sippel Chief Operating Officer	Black Bear Offshore Master Fund Limited By: Eastbourne Capital Management, L.L.C. Attorney-in-Fact By: Eric M. Sippel Chief Operating Officer
Richard J. Barry	Black Bear Fund I, L.P. By: Eastbourne Capital Management, L.L.C. General Partner By: Eric M. Sippel Chief Operating Officer